

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-mail
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, CA 92612

>   **Re: Terra Tech Corp.**
>   **Amendment No. 4 to Current Report on Form 8-K/A**
>   **Filed June 5, 2012**
>   **File No. 000-54258**
>   **Form 10-Q for the period ended March 31, 2012**
>   **Filed May 21, 2012**
>   **File No. 000-54258**

Dear Mr. Peterson:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   We note your response to prior comment 1. Please also provide a similar analysis for your webpage at http://www.growopltd.com/pages/Investors.html which is found by clicking on the "Invest" header from the home page for that website and which indicates the following, followed by contact information for your investor relations department:

GrowOp Technology Ltd is literally a Growing Opportunity!

We have many opportunities available for investors and strategic partners.

Service and Program, page 4

2.   We note the disclosure you have added in response to prior comment 2. Please
        also revise this section, and your related risk factors, to specifically disclose that
        the business activities of your customers are illegal under the Federal Controlled
        Substances Act even though such activities may be permissible under state law.

3.   We note your response to prior comment 4 but continue to see references to a
        "Fortune 500" company on page 4 of your 8-K/A and pages 7 of Exhibits 99.1
        and 99.3. Please advise or revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

Results of Operations, page 13

4.   We note your response to prior comment 5 and the revisions made to include a
        comparative analysis for the year ended December 31, 2011. In that regard, we
        note selling, general and administrative expenses for the year ended December 31,
        2011 increased 798% as compared to the prior year, which has been primarily
        attributed to shares issued for services to outside consultants during the fourth
        quarter of 2011. Please expand your discussion to identify the underlying causes
        that contributed to this material change.

5.   We note the revisions made in response to prior comment 6. Please reconcile the
        amounts recorded in MD&A for selling, general and administrative expenses of
        $416,989 for the period from March 16, 2010 (inception) to December 31, 2010
        to the Condensed Statements of Operations which states $461,989 for that period.

Exhibit 99.2

Pro Forma Financial Statements

6.   We note your response to prior comment 15 and the inclusion of revised pro
        forma financial statements in this exhibit. However, the financial statements
        presented for GrowOp Technology Ltd. are not for the most recent period prior to
        the transaction – i.e., December 31, 2011. Please amend this exhibit to include
        pro forma financial statements for the appropriate period. Further, in reference to
        the footnote explaining all assumptions made in the pro forma adjustment, please
        expand your description to include the basis for the transaction resulting in a
        decrease in common stock outstanding.

Exhibit 99.3

Financial Statements

7.   We note the response to prior comment 10 and the inclusion of the financial statements of GrowOp Technology Ltd. as of and for the year ended December 31, 2011. We further note that these financial statements are labeled as "unaudited." For the financial statements of a private operating company required by Items 2.01(f) and 9.01 of Form 8-K, a manually signed accountant's report is to be provided pursuant to Rule 2-02 of Regulation S-X. In an amendment, please revise to include the report of independent registered public accounting firm along with the presentation of audited financial statements for this period.

Note 15. Subsequent Events, page 19

8.   We note your response to prior comment 12 pertaining to subsequent events. Although disclosure about the transaction is noted in the last 2 paragraphs, the information does not reconcile with disclosures made elsewhere in the filing describing it as a "reverse merger." Please revise to provide such information consistent throughout the filing.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Condensed Statements of Operations, page F-2

9.   It appears that the Statements of Operations and Cash Flows for the three months ended March 31, 2011 are based on the financial statements included in Private Secretary, Inc.'s March 31, 2011 Form 10-Q filed on April 29, 2011. Typically, when you have a reverse merger, the accounting acquirer financial statements replace the historical financial statements for the new entity. Please tell us why you did not present GrowOp Technology Ltd's financial statements for the three months ended March 31, 2011 in your March 31, 2012 Form 10-Q considering the recapitalization which occurred on February 9, 2012.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker at (202) 551-3616 if you have any questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller, staff attorney, at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc: Thomas E. Puzzo, Esq.